# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KIRKLAND'S, INC, CIK 0001056285
CUSIP: 497498105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5310 Maryland Way, Brentwood, Tennessee (TN), 37027
Date of event which requires filing of this statement: 02/05/2025
Amends the filing with accession number 0001140361-24-044419
Filed by CIK 0001130713
Persons authorized to receive notices and communications: Adrianne Lee, c/o Beyond, Inc., 799 W. Coliseum Way, Midvale, Utah (UT), 84047, (801) 947-3100

## Reporting persons
- BEYOND, INC. (CIK 0001130713): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 8,934,465; shared voting power 0; sole dispositive power 8,934,465; shared dispositive power 0; aggregate amount beneficially owned 8,934,465 (40% of the class)
  Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amend and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on October 28, 2024 (the "Schedule 13D") relating to the shares of common stock, no par value (the "Common Stock"), of Kirkland's, Inc., a Tennessee corporation (the "Issuer"), whose principal executive office is located at 5310 Maryland Way, Brentwood, Tennessee. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: KIRKLAND'S, INC
Address of issuer's principal executive offices: 5310 Maryland Way, Brentwood, Tennessee (TN), 37027

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person acquired the Subscription Agreement Shares (as defined below) for aggregate consideration of $8.0 million with funds from its working capital.

## Item 4. Purpose of Transaction
Purpose of transaction: On February 5, 2025, the Issuer's shareholders approved the issuances to the Reporting Person of (i) 4,324,324 shares of Common Stock pursuant to the Subscription Agreement (the "Subscription Agreement Shares") and (ii) 4,610,141 shares of Common Stock in connection with the automatic conversion of the Convertible Note.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) - (b)

o Amount beneficially owned: 8,934,465

o Percent of Class: 40.0%

o Number of shares the Reporting Person has:

o Sole power to vote or direct the vote: 8,934,465

o Shared power to vote: 0

o Sole power to dispose or direct the disposition of: 8,934,465

o Shared power to dispose or direct the disposition of: 0

The percentage ownership is based upon 22,362,542 shares of Common Stock outstanding as of February 5, 2025.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- BEYOND, INC.: /s/ Adrianne B. Lee, Adrianne Lee / Chief Financial Officer & Administrative Officer (02/07/2025)